UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) July 14, 2026

NÖK Therapeutics, Inc.

Florida	99-3344253

2009 MacKenzie Way, Suite 100

Cranberry Township, Pennsylvania 16066

888-691-5839

Title of each class of securities issued pursuant to Regulation A:

Common Stock

Item 9. Other Events

On July 14, 2026, the Board of Directors of NÖK Therapeutics, Inc. approved the appointment of Philippe Deschamps, to the positions of President and Chief Executive Officer, Director and Chairman of the Board of NÖK Therapeutics, Inc. Mr. Deschamps brings nearly four decades of experience to the global healthcare industry, where he has led four companies as Chief Executive Officer.

There are no family relationships between Mr. Deschamps and any other director or executive officer of the Company. The appointment was not made pursuant to any arrangement or understanding with any other person. No material plan, contract or arrangement has been entered into with Mr. Deschamps outside of customary compensation to be disclosed in future filings, as applicable.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	NOK Therapeutics, Inc.

/s/ Philippe Deschamps
By (Signature and Title)	Philippe Deschamps
Chief Executive Officer

Date: July 15, 2026

2